SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX

CONFIDENTIAL	June 6, 2025

Morgan Youngwood

Stephen Krikorian

Marion Graham

Jan Woo

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TechCreate Group Ltd.
Amendment No. 1 to Draft Registration Statement on Form F-1
Confidentially Submitted March 5, 2025
CIK No. 0002047190

Dear Mr. Youngwood, Mr. Krikorian, Ms. Graham and Ms. Woo,

On behalf of our client, TechCreate Group Ltd. (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 20, 2025 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on March 5, 2025 (the “Amendment No. 1 to Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No. 2 to the Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2 to the Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y.,
David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, Claudia Yu K.W., Yan Zhang
Registered Foreign Lawyers | Dhevine S. Chandrapala (England and Wales)*, (Carrie) Li J. (New York)*, Mevelyn Ong S.L. (New York), David J. Ryan (Victoria),
G. Matthew Sheridan (New York)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)
Consultants | Hon Au Yeung, Sophia Tong, Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., (Dennis) Wu T.L., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Major Customers, page 85

1.	We note your revised disclosure regarding your significant customers in response to prior comment 4. Please clarify the material terms of your agreements with your top three customers rather than a general discussion of your contracts with your major customers. Disclose the term of each agreement, termination provisions including notice requirements, and liquidation damage provisions. We also note your response that you will disclose the identities of the customers in an amendment.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 85 to 88 under “Business – Major Customers”.

The Company has reached out to the customers for disclosure of identities, but has not obtained customers’ consent as of the date of this response. As submitted in the response dated March 5, 2025, the Company will disclose the customers’ identities once such consents are obtained.

Consolidated Balance Sheets, page F-3

2.	Please revise the header to properly display the date or time period for each consolidated financial statement presented in this filing.

In response to the Staff’s comment, the Company has revised the relevant header on pages 10 and 11 to display the period for each consolidated financial statement presented.

3.	Please confirm whether you have collected the “Amount Due from Shareholders.” We refer you to SAB Topic 4(E). Please note that amount recorded as a shareholder receivable for capital stock should be presented in the balance sheet as a deduction from stockholders’ equity unless the receivable is paid in cash prior to the publication of the financial statements.

The Company would like to clarify that the Amount Due from Shareholders will be novated at a later date.

If you have any questions regarding the Amendment No. 2 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

Meng Ding

Enclosure

c.c.	Ronald Vong Chin Hua, Chairman of the Board and Chief Operating Officer
Meng Ding, Esq., Partner, Sidley Austin LLP
Mengyi “Jason” Ye, Esq., Partner, Ortoli Rosenstadt LLP
Adrian Yap, Partner, Audit Alliance LLP